UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☑ Check box if Amendment is material and investors must reconfirm within five business days.
  This Amendment is filed to (i) extend the Offering Deadline to April 20, 2022; (ii) replace <u>Exhibit C</u>- *Form of Security* with a nominee Crowd SAFE; (iii) incorporate language in "Risks Related to the Securities" in Risk Factors and in "The Offering and Securities" section in this Form C/A to reflect the change to a nominee structure for the Crowd SAFE; and (iv) modify the amount that may be withdrawn upon an Initial Closing to seventy percent (70%) of the proceeds that are in escrow.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Thimble.io Inc.

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      Delaware

      Date of Organization:

      January 29, 2013

Physical Address of Issuer:

255 Great Arrow Avenue, #221, Buffalo, NY 14207, United States

Website of Issuer:

https://thimble.io

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:
007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,000,000

Deadline to reach the Target Offering Amount:

April 20, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

1

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$141,213	$113,745
Cash & Cash Equivalents	$36,101	$5,697
Accounts Receivable	$0	$7,000
Short-term Debt	$1,064,566	$974,799
Long-term Debt	$199,186	$0
Revenues/Sales	$46,480	$123,693
Cost of Goods Sold*	$17,336	$57,347
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(261,484)	$(272,544)

*Cost of Revenues

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 4, 2022

Thimble.io Inc.



Up to $1,000,000 of Crowd SAFE (Simple Agreement for Future Equity)

Thimble.io Inc. ("**Thimble**," the "**Company**," "**we**," "**us,**" or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 20, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$100,000	$6,000	$94,000
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,000,000	$60,000	$940,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.
(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://thimble.io.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/thimble.

The date of this Form C/A is February 4, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Thimble.io Inc. is an education-technology business that teaches children robotics, coding and other technical skills through monthly-delivered science, technology, engineering and mathematics ("STEM") kits paired with live and on-demand classes. The Company was incorporated in Delaware as a corporation named Gradfly, Inc. on January 29, 2013. The Company changed its name to Thimble.io Inc. on February 23, 2016.

The Company is located at 255 Great Arrow Avenue, #221, Buffalo, New York 14207, United States.

The Company's website is https://thimble.io.

The Company is headquartered and qualified to conduct business in New York. The Company also sells its products and services through the Internet and throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/thimble and is attached as <u>Exhibit B</u> to this Form C/A.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,000,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100 +
Maximum Individual Purchase Amount	$100,000 +
Offering Deadline	April 20, 2022
Use of Proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on page 30.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

The Company's revenue was adversely affected in 2020 related to the COVID-19 crisis. This crisis produced a sudden shutdown of schools and school activities which caused significant impact to the operation of our business. Conditions have eased in 2021. If another significant outbreak of COVID-19 were to occur, we may lose a significant portion of our revenue.

A significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

In particular, we are dependent on Oscar Pedroso, our Chief Executive Officer and President. The Company does not have an employment agreement with Oscar Pedroso and there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Oscar Pedroso, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends, or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings

and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the international, federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable international, federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of

states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters".

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communication sent to Investors prior to the Offering is attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Thimble.io Inc. is an education-technology business that teaches children robotics, coding and other technical skills through monthly-delivered science, technology, engineering and mathematics ("STEM") kits paired with live and on-demand classes. STEM kits and classes are sold to parents for a subscription fee. Additionally, STEM curriculum, STEM kits, professional development and software licenses are sold to schools for grades K-12 for use in their STEM programs, after school clubs, enrichment programs and camps.

Business Plan

The Company plans to significantly expand its business by increasing its sales and marketing team for school outreach, and investing in content creation, technology and product development. The Company aims to achieve profitability by the end of 2022. The capital we raise here will empower us to expand our product development, increase sales and marketing efforts for school outreach, and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
STEM kits	A series of 16 STEM kits, such as robots, weather stations and other electronics, that teach kids skills for the 21st century	Direct to consumer market (parents), and public/charter schools (grades K-12)
Professional Development for Teachers	Half to full-day STEM training seminars for teachers and administrators to help them successfully implement Thimble curriculum and lesson plans	Public/charter schools (grades K-12)
Thimble Software License	24/7 access to Jesson Library which includes home step by step instructions, video tutorials, and ready to teach lesson plans for teachers	Public/charter schools (grades K-12)

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Additionally, the key competitors of the Company are: (i) Kiwicrate, which is a hands on science project delivered monthly to your home in a crate with all the supplies needed for a subscription fee; (ii) Bitsbox, which is a learning system that teaches children real coding delivered monthly for a subscription fee; (iii) Sparkfun, which is an electronics retailer that manufactures and sells microcontroller development boards and breakout boards; (iv) Adafruit, which is a company that designs, manufactures and sells a number of electronics products, electronics components, tools and accessories; (v) coding schools, which teach children of all ages how to code ; and (vi) Project Lead the Way, which is a an American nonprofit organization that develops STEM curricula for use by United States elementary, middle, and high schools.

Customer Base

The Company sells to two distinct markets bases. The first market base is direct-to-consumer which consists of parents who are interested in supplementing their child's STEM education at home. The second market base is direct-to-schools which consists of selling curriculum, STEM kits, professional development, and software licenses to teachers and school administrators for use in day-to-day STEM classes, after school clubs and enrichment programs, summer camps, hybrid STEM programs and makerspaces.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
51400108*	"Thimble"	Standard Character Mark	December 30, 2015	February 14, 2017	USA

*Registration is under the former name of the Company, Gradfly, Inc.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the https://thimble.io domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$60,000
Hiring (1)	60%	$15,000	60%	$600,000
Marketing (2)	30%	$7,500	30%	$300,000
Working Capital	4%	$1,000	4%	$40,000
Total	**100%**	**$25,000**	**100%**	**$1,000,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

 (1) These proceeds will go towards hiring key team members responsible for sales, business development, account management, customer support and product and curriculum development.

 (2) Proceeds will be used for inbound/outbound marketing, conferences for business development and digital advertising across various social media platforms.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Oscar Pedroso	CEO, Founder and Director	CEO, Founder and Director of Thimble.io Inc., 2013-present Responsible for sales, business development, fundraising, strategy and customer support	University of Rochester, B.A., Math and French, 2006
Joel Cilli	Head of Curriculum and Innovation	Head of Curriculum and Innovation, 2019 - Present Responsible for live build-along sessions, professional development, kit creation, lesson writing, curriculum alignment, and customer success Director of Innovation and Strategic Partnerships, The Pennsylvania Cyber Charter School, 2010 – Present Develops STEM outreach and coursework with an emphasis on Computer Science and the Maker Movement Prototype Engineer, PiMios, 2017 – Present Designs products that reflect the PiMios philosophy to provide clients with a frugal prototype based on open source hardware and tools	Franciscan University of Steubenville, Master of Science in Education, 2013; Waynesburg University, Bachelor of Arts, English for Secondary Education, 2009

Biographical Information

Oscar Pedroso: As the son of two Honduran immigrants and a first-generation college graduate, Oscar has a first-hand perspective of the current educational standards and curriculum shortcomings facing English language learner (ELL)/English second language (ESL) and low-income students. Oscar is knowledgeable in the realm of STEM subjects, especially mathematics, having graduated from the University of Rochester with a degree in Mathematics and Economics. After graduation, Oscar became a college admissions officer at the University of Rochester, where he offered pro bono consulting on behalf of inner-city high school students who were interested in attending college. His role at Rochester led him to become a mentor for several FIRST Robotics organizations at three high schools in Rochester, NY. His background has led to expertise in teaching, children's development, English language learning, and executive functions. He has over 10 years working with schools, community-based organizations, makerspaces, and has conducted various professional development workshops in English and Spanish.

Joel Cilli: Joel has been an online teacher for 10 years, specializing in 3D printing, circuit building, and coding for physical computing. As a kid he wanted to build robots and make video games, but his parents and teachers didn't know how to teach him these things. After being in online education, he joined the Company as Head of Curriculum and Innovation to help students discover the thrill of engineering. He assists with live build-along sessions,

professional development, kit creation, lesson writing, and market strategy. Joel also acts as Director of Innovation and Strategic Partnerships for the Pennsylvania Cyber Charter School, where he develops STEM outreach and coursework with an emphasis on Computer Science and the Maker Movement, and is a Prototype Engineer for PiMios, where he designs products that provide clients with a frugal prototype based on open source hardware and tools. In his spare time, Joel enjoys comic books, board games, and woodworking. Joel has a 3-year boy named James who already enjoys tinkering with electronics.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 200,000 shares of common stock, par value $0.01 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 21,417 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	21,417
Par Value Per Share	$0.01
Voting Rights	1 vote per share
Anti-Dilution Rights	None*
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	65.46%

*One shareholder has the right to purchase shares of Common Stock in any future Company issuance of Common Stock in order to maintain its pro-rata share ownership in the Company.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	Option to acquire 2% of outstanding Common Stock at time of exercise
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.0%

Type	Warrant to Purchase Common Stock
Shares Issuable Upon Exercise	Right to purchase shares of Common Stock equal to 5% of fully diluted outstanding Capital Stock at time of purchase
Voting Rights	The holders of Warrants to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Warrants to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.0%

Type	Right to Acquire Common Stock
Shares Issuable Upon Exercise	Right to acquire shares of Common Stock equal to 5.5% of fully diluted outstanding Capital Stock at time of conversion of outstanding Convertible Notes of the Company
Voting Rights	The holder is not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Issuance occurs upon conversion of outstanding Convertible Notes of the Company
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional rights to acquire Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the rights to acquire Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.5%

Type of security	Convertible Notes
Amount outstanding/Face Value	$501,350
Voting Rights	Will have voting rights upon conversion
Anti-Dilution Rights	None
Other Material Terms	The convertible notes have a valuation cap of $3 million and a discount of 20%.
Interest Rate	6%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	12.43%

Type of security	Convertible Note
Amount outstanding/Face Value	$230,000
Voting Rights	Will have voting rights upon conversion
Anti-Dilution Rights	None
Other Material Terms	The convertible notes have a valuation cap of $3.8 million and a discount of 20%.
Interest Rate	6%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.50%

Type of security	Convertible Note
Amount outstanding/Face Value	$25,000
Voting Rights	Will have voting rights upon conversion
Anti-Dilution Rights	None
Other Material Terms	The convertible notes have a valuation cap of $4 million and a discount of 20%.
Interest Rate	6%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.47%

Type of security	Convertible Note
Amount outstanding/Face Value	$375,000
Voting Rights	Will have voting rights upon conversion
Anti-Dilution Rights	None
Other Material Terms	The convertible notes have a valuation cap of $6 million and a discount of 20%.
Interest Rate	6%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.65%

Type	Revenue Sharing and Convertible Agreement
Shares Issuable Upon Exercise	Right to acquire up to 1% of the fully diluted outstanding Capital Stock at time of purchase
Voting Rights	The holder of this Revenue Sharing and Convertible Agreement is not entitled to vote.
Anti-Dilution Rights	Yes
Material Terms	a. Right to acquire up to 1% of fully diluted Capital Stock, offset against monthly redemption payments made by the Company to the holder b. Maximum percentage is 1% and minimum percentage is .1% c. Automatic conversion upon a subsequent financing in which gross proceeds exceed $2 million
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Revenue Sharing and Convertible Agreements to potentially purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Warrants to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	N/A

Outstanding Debt

As of the date of this Form C/A, the Company has no outstanding debt.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Oscar Pedroso	15,980 shares of Common Stock	74.61%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and in the financial statements attached hereto as Exhibit A, in addition to the following information.

Operations

Thimble.io Inc. (the "Company") was incorporated on January 29, 2013 under the laws of the State of Delaware, and is headquartered in Buffalo, New York. The Company was formerly known as Gradfly, Inc., and changed its name to Thimble.io Inc., on February 23, 2016.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of January 31, 2022, the Company had an aggregate of $64,335 in cash and cash equivalents, leaving the Company with approximately 4 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

This Amendment is filed to (i) extend the Offering Deadline to April 20, 2022; (ii) replace Exhibit C- Form of Security with a nominee Crowd SAFE; (iii) incorporate language in "Risks Related to the Securities" in Risk Factors and in "The Offering and Securities" section in this Form C/A to reflect the change to a nominee structure for the Crowd SAFE; and (iv) modify the amount that may be withdrawn upon an Initial Closing to seventy percent (70%) of the proceeds that are in escrow.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$120,000	2,388*	Product Development, Sales & Marketing and Content Creation	December 19, 2018; March 1, 2019; October 7, 2019	Reg. D Rule 506(b)
Convertible Notes	$330,000	5	Product Development, Sales & Marketing and Content Creation	July 1, 2020; August 3, 2020; February 11, 2021; June 10, 2021;	Reg. D Rule 506(b)

(1) One holder has the right to receive shares of Common Stock equal to 5.5% of fully diluted equity upon the conversion of currently outstanding Convertible Notes

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted any transactions with related persons: None

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C/A (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by April 20, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $100,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C/A and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by

the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

<u>Conversion Upon the First Equity Financing</u>

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $8,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

<u>Conversion After the First Equity Financing</u>

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

<u>Conversion Upon a Liquidity Event Prior to an Equity Financing</u>

In the case of the Company undergoing an IPO (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive,, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $8,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Interests of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering to Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Oscar Pedroso	
(Signature)	
Oscar Pedroso	
(Name)	
Chief Executive Officer	
(Title)	

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Oscar Pedroso	
(Signature)	
Oscar Pedroso	
(Name)	
Director	
(Title)	
February 4, 2022	
(Date)	

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements



Thimble.io, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Thimble.io, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 22, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	36,101	5,697
Accounts Receivable	-	7,000
Inventory	105,112	100,923
Other Assets	-	125
Total Current Assets	141,213	113,745
TOTAL ASSETS	141,213	113,745
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Convertible Notes	801,350	801,350
Accrued Interest - Convertible Notes	232,199	148,410
Accounts Payable	5,929	5,039
Common Stock Payable	20,000	20,000
Deferred Revenue	3,887	-
Sales Tax Payable	1,200	-
Total Current Liabilities	1,064,566	974,799
Long-term Liabilities		
Convertible Notes	180,000	-
Accrued Interest - Convertible Notes	5,786	-
PPP Loan	13,400	-
Total Long-Term Liabilities	199,186	-
TOTAL LIABILITIES	1,263,752	974,799
EQUITY		
Common Stock	199	199
Additional Paid in Capital	290,099	290,099
Accumulated Deficit	(1,412,837)	(1,151,353)
Total Equity	(1,122,539)	(861,054)
TOTAL LIABILITIES AND EQUITY	141,213	113,745

Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	46,480	123,693
Cost of Revenue	17,336	57,347
Gross Profit	29,144	66,346
Operating Expenses		
Advertising and Marketing	83,884	5,768
General and Administrative	79,200	167,586
Research and Development	32,195	27,122
Total Operating Expenses	195,279	200,476
Operating Income	(166,135)	(134,130)
Other Income	1,000	10,000
Other Expenses	6,500	-
Interest Expense	89,850	148,414
Net Loss	(261,484)	(272,544)

Statement of Changes in Shareholder Equity

	Common Stock		APIC	APIC Warrants/Options	Subscription Receivable	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount					
Beginning Balance at 1/1/19	19,554	186	191,479	45,299	(5)	(878,809)	(641,850)
Issuance of Common Stock	1,168	12	-	-	-	-	12
Converted Convertible Notes	695	7	49,993	-	-	-	50,000
Additional Paid in Capital	-	-	3,328	-	-	-	3,328
Net Loss	-	-	-	-	-	(272,544)	(272,544)
Ending Balance 12/31/2019	21,417	205	244,800	45,299	(5)	(1,151,353)	(861,054)
Net Loss	-	-	-	-	-	(261,484)	(261,484)
Ending Balance 12/31/2020	21,417	205	244,800	45,299	(5)	(1,412,837)	(1,122,539)

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Thimble.io, Inc. ("the Company"), was originally formed in Delaware on January 29th, 2013 as a corporation named Gradfly, Inc. before changing its name on February 23rd, 2016. The Company is a direct-to-consumer that teaches children technology skills through classes and at-home kits. The Company's headquarters is located at 255 Great Arrow Ave. (Suite 221) Buffalo, NY 14207. The company began operations in 2018.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues by selling a subscription service for live and on-demand robotics and coding classes for kids. Each course has a corresponding kit that is shipped every three months to customers. The Company's performance obligation is satisfied when the kits are shipped and classes are administered via online portals/services. The Company's payments are generally collected upfront, but some are on a Net 30 or Net 45 term. The Company has $3,887 in deferred revenue as of December 31, 2020.

Inventory

Inventories are stated at the lower of cost or market value. The Company purchases all inventory fully assembled and packaged directly from their suppliers, forgoing the need to record work in process. Cost is determined by the first-in, first out (FIFO) method. All inventory is finished goods.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

From time to time, the Company takes advances from members bearing no interest rate, maturity date, nor security interest. During 2019, the balance of advances from related parties in the amount of $3,328 has been paid off.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 6%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2019 to 2022, thus some notes with a total balance of $801,350 excluding interest have already matured in 2019 and are pending conversion. The remaining notes of $180,000, excluding interest mature in 2022. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

In May 2020, the Company entered into a Paycheck Protection Program (PPP) loan for $13,400 with an interest rate of 1% and maturity date of May 2022. This loan is not secured. The balance of this loan was $13,400 as of December 31, 2020 and has been forgiven subsequent to the date of these financials.

Debt Principal Maturities Five Years Subsequent to 2020	
Year	Amount
2021	$ -
2022	$ 180,000
2023	$ -
2024	$ -
2025	$ -
Thereafter	$ -

NOTE 6 – EQUITY

The Company has authorized 200,000 shares of Common Stock with a par value of $0.01 per share. 21,417 shares were issued and outstanding as of 2019 and 2020.

Common Shareholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

Stock Option Grant

In September 2015, the Company entered into an Advisory Board Agreement with a third party to become a member of its Advisory Board and provide consulting services. In exchange for these services, the advisor received an option to purchase 2% of the Company's Common Stock at a purchase price per share equal to the fair market value at the date of this grant with option vesting commencing in September 2015. 100% of the options have vested.

Common Stock Payable

In October 2019, the Company entered into an agreement with an investor to sell $20,000 worth of shares of Common Stock pending issuance.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 22, 2021, the date these financial statements were available to be issued.

In June 2021, the PPP loan for $13,400 has been fully forgiven.

In February 2021, the Company entered into another PPP loan for $13,400 with similar terms as disclosed above. This loan has been forgiven In September 2021.

The Company raised $150,000 from additional convertible notes with similar terms disclosed in "Note 5 – Debt".

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT B

Offering Page found on Intermediary's Portal.





Company Name	Thimble

Logo	

Headline	Live STEM classes + robotics kits to bring hands-on coding to every school

Hero Image	

Tags	Education system, Latinx Founders, LGBTQ+ Founders, Science, Kids, Edtech, Coming soon, Startups

Pitch text	**Summary** • $1.2M in revenue through July '21; (including $300K on Kickstarter in 2015) • Reached 20,000 students in 300 schools, all 50 states, and 30 countries • District-wide contracts with Dallas, Atlanta, San Antonio ($3M potential) • Making tech education accessible to girls, POC, and kids w/ special needs • Innovative, hands-on STEM kits paired with live + on-demand classes • Alum of Learn Launch, Halcyon, AT&T Aspire, SeedSpot, and StartOut Programs • Partners include Code.org, Boys & Girls Club, and Smithsonian

Problem

US schools are not providing high quality coding and engineering instruction in their classrooms—and parents are unprepared to fill that gap

COVID shut down 95% of US schools—creating 12+ months of learning loss for low income students, and setting national STEM achievement even further behind.

How did we get here? Data tells us repeatedly that schools don't have the tools, curriculum, and/or trained faculty to teach the necessary skills for success in STEM fields. Without modernized training, teachers are offering ineffective, outdated tech curriculums.

Parents and teachers don't have the time or expertise to address the student learning gap on their own. They need an easy-to-implement solution to remediate and engage students in STEM in more meaningful ways.

Many critics see these issues as a structural flaw in our education system. Thimble sees an opportunity. We've created a dynamic, out-of-the-box solution to revolutionize coding and engineering instruction for K–12 students at school, and at home.

Solution

Thimble: Making STEM learning easy and accessible to tomorrow's tech leaders

Live classes taught by experts, paired with fully equipped robotics kits

In just under 5 years, Thimble has helped over 1500 families and 300 public schools introduce kids to education and career paths in robotics, coding, and engineering—subjects often left out of curriculum models. We deliver this instruction in two ways:

1. Group learning through school classrooms and after-school programming.

2. Direct to individual subscribers in their homes.

Solution for Schools

Thimble provides an all-in-one solution for launching or expanding existing STEM programs across all grade levels. Our hybrid design allows for safe access at home or in the classroom.

- **What's provided:** Standards-aligned curriculum, ready-to-teach lessons, classroom kits, staff training, 24/7 access to our illustrated, online lesson library with step-by-step instructions, and assessments.

- **Where it can be used:** STEM classes, after-school programs, summer camps, hybrid programs, libraries, makerspaces, neighborhood and community-based programs.

Solution for Parents

Thimble provides a monthly subscription service that teaches kids robotics and coding skills through live and on-demand classes, without requiring parents to have prior base knowledge. Project-based kits are delivered every three months and live classes are held twice a week - taught by passionate, trusted technology teachers. See how one California family is using Thimble as a STEM solution for their child.

Product

16 Reusable STEM kits paired with curriculum and professional development

Our platform consists of 3 main elements:

1. **Kits**

   - 16 kits are one component of a 4-tiered curriculum.

   - Kits are equipped with the best quality components to complete the build.

   - Kits are reusable and shareable (1-2 students per kit)

1. **Classes**

   - Live, interactive classes are hosted by TechEd Experts twice a week during after school hours.

   - Pre-recorded video lessons are available on-demand, 24/7 for self-exploration at home or at school.

1. **Professional Training**

   - To prepare educators and program coordinators to implement Thimble's curriculum.

   - Available in-person or virtually, to ensure that even a teacher with no prior coding experience is comfortable using Thimble in their classroom.

Traction

20K students impacted

1,500 parent subscribers, 300 middle- and high-school contracts—and growing.

$1.2M in total revenue through July 2021.

Since launch, we've shipped thousands of units directly to family homes and schools. This has helped demonstrate proof of concept in both B2C and B2B markets. However, we plan to focus exclusively on building our school pipeline to $3.7M in growth accounts. We believe schools are where we can create the most impact.

We've also engaged partner orders, and currently have a backlog of 10k units to prepare for distribution. With the government providing $56B in COVID relief funds to address learning loss, we expect sales to schools to grow exponentially over the next several years.



5 years of Social Impact

300 public schools and counting

In 2015, when Oscar launched Thimble, he set a goal to impact 100 schools with free and reduced lunch programs by 2020. To date, Thimble has reached over 300 schools with free and reduced lunch programs—crushing his personal goal.

At the time, the misconception was that public/charter schools would not have neither the funds, nor the bandwidth to support STEM programs. Oscar knew this was not the case. In 2018, he received a state-wide contract in New York through BOCES to work with public schools in need of developing STEM programs. By 2019, the Thimble team met their goal of serving 300 schools—80% with free and reduced lunch programs.

Customers

Thimble helps parents, public schools, and after-school programs

for at-risk youth, girls, and underrepresented student demographics in STEM

Schools, nonprofits, and parents form Thimble's primary client base. Adopters of the company's products and services generally fall into one of five categories:

- **Forward-thinking Schools:** These are progressive, STEM-focused schools with state-funded budgets that support innovation in the classroom. Silver Creek and Amherst School Districts, two of Thimble's first customers, fit into this category.

- **Educational Support Agencies (ESAs):** School districts sometimes buy through ESAs and get partially reimbursed for their purchase. Thimble has a statewide contract with BOCES in New York. Thimble recently submitted RFP proposals to become an approved vendor in Atlanta, Baltimore, Dallas, Philadelphia, Providence, Arlington, Port St. Lucie, San Antonio, Arlington, and Fort Bend School Districts.

- **Distributors and Publishers:** These companies focus on selling to schools and use Thimble as part of their solution package. Eduporium and iDesign are examples.

- **Corporate Social Responsibility:** Corporations such as National Grid and Capital One have company missions that support STEM and workforce development; they create community grants that grant scholarships to students participating in Thimble programs.

- **Tech-forward Parents:** Parents make up a significant portion of our sales and are comprised of 'Generation X' moms and 'tech' dads. Many of these orders are made on our website or on Amazon.

Business Model

Recurring revenue with 4x growth over the next 2 years

For Schools (B2B)

Elementary, middle, and high schools pay an annual recurring fee made up of 3 components:

- **Kit fee**
  - $149 / kit (reusable)
  - 2-15% discount based on volume
- **Recurring software license fee**

  - $28 per student seat per year
  - Includes 24/7 access to lessons, pre-recorded videos, quizzes, and assessments
- **Professional development fee**

  - Virtual training: $600 per half-day session (3 hours)
  - In-person training: $2,000

Thimble is actively pursuing district contracts through a procurement process. Pending school district contracts include Atlanta, Baltimore, Buffalo, Cartwright, Dallas, Providence, Philadelphia, Fort Bend, Port St. Lucie, Arlington, Richardson, Pasadena, and San Antonio Public Schools.

As of July 2021, we have been awarded district-wide contracts in Dallas, Atlanta, San Antonio, and Cartwright school districts. We also have a statewide contract in New York through BOCES.

For Parents (B2C)

Parents pay $60 per month or $700 per year (70% margins). Kids receive a kit every 3 months. Live and on-demand classes are available 24/7 in our lesson library to help students build their projects at their own pace. (Margins: 70%)

Market

The E-Learning Market Growing to a $275B Opportunity

The E-Learning industry as a whole is projected to grow 17% YoY for the next four years and beyond. It is expected to reach $275 billion globally by the end of 2025, as schools rush to invest in solutions that improve remote learning, address learning loss, and promote STEM education across all grade levels.

Perfect timing: 4 reasons timing is on Thimble's side

1. **COVID Federal relief:** ESSER II Funds are being disbursed to US schools to address the impact of COVID-19 on elementary and secondary schools. (e.g., addressing learning loss via enrichment programs, preparing schools for reopening). Schools have until 2023 to spend these funds.

1. **Schools need help:** Only 45% of US schools teach STEM. Career and technical education (CTE) programs are expected to rise across all grade levels. Current enrollment rates in postsecondary institutions fall short in producing STEM graduates alongside

the widening STEM skills gap. Disinterest in STEM subjects among kids in K-12 also perpetuate the current talent shortage.

1. **Shortage of STEM talent:** Labor needs for innovation continue to rise, creating more STEM jobs. Despite the growth, there are unfilled jobs due to a shortage of available technical professionals, resulting in additional business challenges.

1. **Gender and racial disparities:** 24% of women in the workforce make their living in STEM careers. People of color are 10 times less likely than their white counterparts to obtain STEM degrees. Evolving our society for the better through technology will require a far more diverse talent pool in STEM fields than the alarmingly resilient white and Asian male pool we're currently running with today.

Competition

We're former STEM students and teachers with a knack for hybrid learning

Thimble competes with kit companies, marketplaces, curriculum publishers, and online coding schools

Kit companies (Kiwi, Ozobots) lack live instruction, school curriculum, and usually consist of snap-together parts. This leaves kids wanting a far deeper and more interesting understanding of electronics, engineering, and computer science—which are niche subject areas we teach.

Kit marketplaces (Sparkfun, Adafruit) are overwhelming to navigate and don't provide a roadmap for learning like we do. Their kits are usually not beginner-friendly and are aimed at more seasoned hobbyists, not kids.

Coding schools (Juni Learning, Codecademy) teach basic coding languages through live/self-paced classes, but don't offer hands-on materials which are essential for learning physical computing. They lack the physical manipulatives to keep kids engaged for longer periods of instructional time.

School curriculum providers (Project Lead the Way, Vex Robotics) don't offer a great many STEM kits, and some of the ones they do offer use very basic parts. Modules are outdated, leaving kids short-changed on both hands-on learning and educational depth in these more technical disciplines.

We're not just a kit company—

we're a curriculum provider, teacher trainer, and live instructor all in one. We believe the ease of developing kits, offering live and on-demand classes, and creating a seamless curriculum spanning all grade levels will continue to provide a sustainable advantage.

Vision

A Thimble kit in the hand of every boy and girl

Our focus on preparing girls, underserved kids, and special-needs kids for tomorrow's tech careers means that we are redefining how kids are exposed to technology skills in school. Thimble aims to create a world where kids have the option to consider an education or career path in technology—no matter who and where they are.

Investors

Backed by passionate investors who believe in inspiring tomorrow's tech leaders

Individual Republic investors now have an opportunity to join all of the passionate investors that have been with us since inception.

Allowing everyday investors to become our advocates

Thimble has big plans for the future of STEM education. Our use of funds for this raise is simple:

- Hire more people to accelerate kit and curriculum design across all grade levels to keep up with demand that will increase revenue

- Expand inbound/outbound marketing

- Build out a more robust sales team

Our goal is to serve 10,000 schools during the next 3 years.

Oscar

Passionate about STEM education reform & dedicated to reaching the underserved

Oscar Pedroso—Founder / CEO, Thimble (Buffalo, NY)

Oscar Pedroso is a steadfast entrepreneur who built Thimble from the ground up, while working part-time as a restaurant server and math tutor. He is the founder of Thimble, an education-tech startup making technology education more accessible to kids—particularly girls, students of color, and kids with special needs.

Launched as part of the most successful Kickstarter in Buffalo, NY in 2015, Thimble has reached 20,000 students and 500 teachers in both public/charter schools and homeschools. Thimble has been featured in Fast Company, TechCrunch, Vice, and Forbes.

In March 2017, Oscar won 1st place at SXSW Startup Pitch Competition in the Innovative World category. In 2020, Oscar was a top-five finalist for pitching in Harlem Capital More Equity Pitch Competition and is a graduate of Telluride Venture Accelerator, Learn Launch Accelerator, Halcyon Incubator, AT&T Aspire Accelerator, Seed Spot, StartOut Growth Labs for LGBTQ+ founders, and Y-Combinator's Startup School.

Oscar is a first-generation high school and college graduate, and entrepreneur. His parents hail from San Pedro Sula, Honduras. He entered the education world working as a college admissions officer at the University of Rochester, where he also studied math and economics.

He taught middle school math for 3 years before starting his own tutoring and application consulting business to help students get into the school of their dreams. After observing the many disparities in education, he built GradFly—an online project journal designed to help STEM students document their projects, which he grew to 10,000 students nationwide. Oscar is also a mentor for middle and high school students, having served as a robotics advisor for LEGO Mindstorm and FIRST Robotics teams.

Oscar and his co-founder, Joel Cilli, are on a mission to make tech education more accessible. In 2020, Thimble introduced live and on-demand robotics and coding classes for kids affected by the global pandemic. That same year, Oscar partnered with the Boys & Girls Club of Buffalo and University of Buffalo's Science and Technology Entry Program (STEP). This partnership with Thimble served to encourage minority and economically disadvantaged high school students to pursue careers in medicine and other health related professions.

In 2018, Thimble received a Spark Grant from Buffalo Niagara Medical Campus to create a hands-on engineering program for disadvantaged communities in Buffalo, NY. Oscar has also pitched on the TechCrunch Disrupt stage as part of Startup Battlefield in New York City.

Founders

Our Team

Led by a team as diverse and passionate about education as the parents, teachers, and students we serve

Oscar Pedroso - Founder / CEO, Thimble (Buffalo, NY)

Oscar Pedroso built Thimble from the ground up, while working as a restaurant server and part-time math tutor. He is the Founder and CEO of Thimble - an education-tech business helping students learn robotics, coding, and other technology skills not taught in most schools. Started from scratch in 2015 as part of a Kickstarter campaign, Thimble has served over 20,000 students, 500 teachers, and delivered kits in all 50 states and 30 countries. Oscar graduated from the University of Rochester with degrees in Math and Economics, and serves as a mentor to students involved in FIRST Robotics and LEGO Mindstorms teams. He speaks Spanish and French fluently.

Joel Cilli—Curriculum & Innovation (Pittsburgh, PA)

Joel has been an online teacher for 10 years, specializing in 3D printing, circuit building, and coding for physical computing. As a kid he wanted to build robots and make video games, but his parents and teachers didn't know how to teach him these things. After being in online education, he joined Thimble as cofounder to help students discover the thrill of engineering. He assists with live build-along sessions, professional development, kit creation, lesson writing, and market strategy. In his spare time, he enjoys comic books, board games, and woodworking. Joel has a 3-year boy named James who already enjoys tinkering with electronics.

Patti DiRosa—Student & Teacher Support (Buffalo, NY)

Patti joined Thimble in 2017 and brings over 7 years of experience in customer support, professional development, fulfillment, shipping, and supply chain management. Patti also ensures schools are onboarded onto our platform with ease, and helps train non-STEM educators to ensure they feel comfortable teaching Thimble's STEM curriculum in various environments. In her spare time, she enjoys music, traveling, and making wine.

Mark Bandy—Online Instructor (Los Angeles, CA)

Mark runs Thimble's live build-along classes during weekday evenings. He has a degree in Biomedical engineering from the University of Mississippi. Mark is fascinated with microprocessors and spends his time using microcontrollers such as Arduino and Raspberry Pi. Mark also has a passion for working with disadvantaged communities and finding ways to make tech education more accessible through neighborhood and community-based programs like the Boys and Girls Club and Big Brother, Big Sister programs.

Rayna Yaker—School Procurement Specialist (Denver, CO)

Rayna joined the team in 2020. She is Managing Principal Consultant of RYE Consulting and specializes in procurement. Her background includes a J.D. in Education Policy and M.Ed in Curriculum and Instruction, K-12. Her foundation in education is built upon her experience as a Title 1 classroom teacher and made actionable by over a decade of work in publishing and policy fields. Rayna focuses on engaging clients from Pre-K through Workforce Development, providing support for schools, districts, foundations, and advocacy organizations.

Rebecca Gray—Marketing & Content (Pittsburgh, PA)

Rebecca spearheads marketing and curriculum lesson writing for Thimble's lesson library. Rebecca has a BA in Elementary and Special Needs Education from Geneva College. She also manages Thimble's blog, and is hellbent on writing about topics that improve teachers' experience in and out of the classroom. She's certified in Library Media Science and has 10+ years in a classroom setting. She's also a proud mother of three with an unhealthy Harry Potter obsession.

Team

 Oscar Pedroso   Founder

 Joel Cilli   Head of Curriculum & Instruction

 Rayna Yaker   School Procurement Specialist

 Rebecca Gray   Head of Marketing & Content

 Patti DiRosa   Student & Teacher Support

 Mark Bandy   Online Instructor

Perks

$100	*Support our Mission* A download of our 'Launch a School Makerspace' eBook
$500	*Spark a Student's Love for Tech* One Thimble Creator Set for a student or school of your choice (release date December 2021)
$2,500	*Sponsor a Makerspace* A makerspace set (5 units) of Thimble's Creator Set and full classroom subscription (10 students) to a school library or makerspace of your choice.
$5,000	*Sponsor an After School Program* An after school program set (10 units) of Thimble's Creator Set and full classroom subscription (20 students) to a school of your choice.
$10,000	*Sponsor a Neighborhood Program* A neighborhood program set (15 units) of Thimble's Creator Set Pack and full classroom subscription (30 students) to a neighborhood program of your choice.
$25,000	*Sponsor a School Classroom* A full classroom set of Thimble's Creator Set (20 units) and full classroom subscription (40 students) to a school of your choice.
$50,000	*Sponsor a School* A full school set of Thimble's Creator Set (50 units) and school subscription (100 students) to a school of your choice.
$100,000	*Sponsor a School District* A full school district set of Thimble's Creator Set (100 units) and school district subscription (200 students) to a school district of your choice.

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering. |

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

THIMBLE.IO INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Thimble.io Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $8,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

    (a) **Equity Financing**.

        (i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the

earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to <u>Section 1(a)</u> or <u>Section 1(b)</u>; or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to <u>Sections 1(b)</u> or <u>1(c)</u>.

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

(ii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the '**Exchange Act**")), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.01 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of

any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such

period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully

paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this

instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of this Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto.   The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE.   SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as <u>Exhibit A</u> contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)　　Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)　　The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)　　Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)　　In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)　　All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)　　All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)　　Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Buffalo, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)　　The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE

consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

THIMBLE.IO INC.

By:
Name: Oscar Pedroso
Title: Chief Executive Officer
Address: 255 Great Arrow Avenue, #221, Buffalo, NY 14207
Email: oscar@thimble.io

INVESTOR:
By:
Name:

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Thimble.io Inc. (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Thimble.io Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:
Name:
Date:

COMPANY:

Thimble.io Inc.

By:
Name:
Date:

NOMINEE:

Republic Investment Services LLC

By:
Name: Youngro Lee, CEO
Date:

EXHIBIT D

Video Transcript



April 27th, 2021
Thimble

Hi, I'm Oscar Pedroso, the founder and CEO of Thimble.

Back in 2015, I launched Thimble on Kickstarter. We crossed our fundraising goal in just under three days and ultimately raised three hundred thousand dollars— that was twelve times our goal.

Over the past six years, Thimble has taught robotics, coding, and engineering skills through project-based kits that include live and on-demand lessons. We've educated 20,000 students in every single state in America, as well as 30 countries worldwide. We've built solid partnerships with schools, after school programs, camps, and makerspaces. And the need for our work has grown due to the pandemic impact on education.

I know firsthand the impact of a quality education. As the first member of my family to graduate college, creating more education opportunities for underserved communities has been a dream come true. My vision is to make technology and coding education more and more accessible—especially to underrepresented students, girls, and students with special needs. At Thimble, we do this by partnering with schools to provide curriculum, staff training, and ready-to-teach lessons for use in technology classes, after school programs, camps, makerspaces, and community-based programs.

The COVID pandemic completely upended the education system. 97% of schools shut down or went hybrid last year. Experts predict that the amount of learning loss created by the pandemic will persist for at least 5 years, if not more. Schools do not have the bandwidth to address this learning gap alone and will need help bringing kids back up to speed.

With premade classes, tutorials, live sessions, and more - Thimble will provide the tools, support, and training materials to keep your students actively engaged and learning - both inside and outside the classroom.

We look to you, the Republic community, to help us continue positively impacting children's futures. An investment in Thimble's long term growth is an investment in the lives of future tech leaders. By supporting us, you are supporting underrepresented kids, girls, and students with special needs who have not traditionally been given the opportunity to pursue careers in tech. We are the brand that tomorrow's tech leaders will fondly look back on as their childhood inspiration. We hope you'll join us and thank you so much for your support.

EXHIBIT E

Testing the Waters Communications



Company Name	Thimble.io Inc.
Logo	
Headline	Live STEM classes + robotics kits to bring hands-on coding to every school
Hero Image	
Tags	Education system, Latinx Founders, LGBTQ+ Founders, Science, Kids, Edtech, Coming soon
Pitch text	**Summary** • $1.2M in revenue through July '21; (including $300K on Kickstarter in 2015) • Reached 20,000 students in 300 schools, all 50 states, and 30 countries • District-wide contracts with Dallas, Atlanta, San Antonio ($3M potential) • Making tech education accessible to girls, POC, and kids w/ special needs • Innovative, hands-on STEM kits paired with live + on-demand classes • Alum of Learn Launch, Halcyon, AT&T Aspire, SeedSpot, and StartOut Programs • Partners include Code.org, Boys & Girls Club, and Smithsonian

Problem

US schools are not providing high quality coding and engineering instruction in their classrooms—and parents are unprepared to fill that gap

COVID shut down 95% of US schools—creating 12+ months of learning loss for low income students, and setting national STEM achievement even further behind.

How did we get here? Data tells us repeatedly that schools don't have the tools, curriculum, and/or trained faculty to teach the necessary skills for success in STEM fields. Without modernized training, teachers are offering ineffective, outdated tech curriculums.

Parents and teachers don't have the time or expertise to address the student learning gap on their own. They need an easy-to-implement solution to remediate and engage students in STEM in more meaningful ways.

Many critics see these issues as a structural flaw in our education system. Thimble sees an opportunity. We've created a dynamic, out-of-the-box solution to revolutionize coding and engineering instruction for K–12 students at school, and at home.

Solution

Thimble: Making STEM learning easy and accessible to tomorrow's tech leaders

Live classes taught by experts, paired with fully equipped robotics kits

In just under 5 years, Thimble has helped over 1500 families and 300 public schools introduce kids to education and career paths in robotics, coding, and engineering—subjects often left out of curriculum models. We deliver this instruction in two ways:

1. Group learning through school classrooms and after-school programming.

2. Direct to individual subscribers in their homes.

Solution for Schools

Thimble provides an all-in-one solution for launching or expanding existing STEM programs across all grade levels. Our hybrid design allows for safe access at home or in the classroom.

- **What's provided:** Standards-aligned curriculum, ready-to-teach lessons, classroom kits, staff training, 24/7 access to our illustrated, online lesson library with step-by-step instructions, and assessments.

- **Where it can be used:** STEM classes, after-school programs, summer camps, hybrid programs, libraries, makerspaces, neighborhood and community-based programs.

Solution for Parents

Thimble provides a monthly subscription service that teaches kids robotics and coding skills through live and on-demand classes, without requiring parents to have prior base knowledge. Project-based kits are delivered every three months and live classes are held twice a week - taught by passionate, trusted technology teachers. See how one California family is using Thimble as a STEM solution for their child.

Product

16 Reusable STEM kits paired with curriculum and professional development

Our platform consists of 3 main elements:

1. **Kits**

   - 16 kits are one component of a 4-tiered curriculum.

   - Kits are equipped with the best quality components to complete the build.

   - Kits are reusable and shareable (1-2 students per kit)

1. **Classes**

   - Live, interactive classes are hosted by TechEd Experts twice a week during after school hours.

   - Pre-recorded video lessons are available on-demand, 24/7 for self-exploration at home or at school.

1. **Professional Training**

   - To prepare educators and program coordinators to implement Thimble's curriculum.

   - Available in-person or virtually, to ensure that even a teacher with no prior coding experience is comfortable using Thimble in their classroom.

Traction

20K students impacted

1,500 parent subscribers, 300 middle- and high-school contracts—and growing.

$1.2M in total revenue through July 2021.

Since launch, we've shipped thousands of units directly to family homes and schools. This has helped demonstrate proof of concept in both B2C and B2B markets. However, we plan to focus exclusively on building our school pipeline to $3.7M in growth accounts. We believe schools are where we can create the most impact.

We've also engaged partner orders, and currently have a backlog of 10k units to prepare for distribution. With the government providing $56B in COVID relief funds to address learning loss, we expect sales to schools to grow exponentially over the next several years.



5 years of Social Impact

300 public schools and counting

In 2015, when Oscar launched Thimble, he set a goal to impact 100 schools with free and reduced lunch programs by 2020. To date, Thimble has reached over 300 schools with free and reduced lunch programs—crushing his personal goal.

At the time, the misconception was that public/charter schools would not have neither the funds, nor the bandwidth to support STEM programs. Oscar knew this was not the case. In 2018, he received a state-wide contract in New York through BOCES to work with public schools in need of developing STEM programs. By 2019, the Thimble team met their goal of serving 300 schools—80% with free and reduced lunch programs.

Customers

Thimble helps parents, public schools, and after-school programs

for at-risk youth, girls, and underrepresented student demographics in STEM

Schools, nonprofits, and parents form Thimble's primary client base. Adopters of the company's products and services generally fall into one of five categories:

- **Forward-thinking Schools:** These are progressive, STEM-focused schools with state-funded budgets that support innovation in the classroom. Silver Creek and Amherst School Districts, two of Thimble's first customers, fit into this category.

- **Educational Support Agencies (ESAs):** School districts sometimes buy through ESAs and get partially reimbursed for their purchase. Thimble has a statewide contract with BOCES in New York. Thimble recently submitted RFP proposals to become an approved vendor in Atlanta, Baltimore, Dallas, Philadelphia, Providence, Arlington, Port St. Lucie, San Antonio, Arlington, and Fort Bend School Districts.

- **Distributors and Publishers:** These companies focus on selling to schools and use Thimble as part of their solution package. Eduporium and iDesign are examples.

- **Corporate Social Responsibility:** Corporations such as National Grid and Capital One have company missions that support STEM and workforce development; they create community grants that grant scholarships to students participating in Thimble programs.

- **Tech-forward Parents:** Parents make up a significant portion of our sales and are comprised of 'Generation X' moms and 'tech' dads. Many of these orders are made on our website or on Amazon.

Business Model

Recurring revenue with 4x growth over the next 2 years

For Schools (B2B)

Elementary, middle, and high schools pay an annual recurring fee made up of 3 components:

- **Kit fee**

  - $149 / kit (reusable)
  - 2-15% discount based on volume
- **Recurring software license fee**

  - $28 per student seat per year
  - Includes 24/7 access to lessons, pre-recorded videos, quizzes, and assessments
- **Professional development fee**

  - Virtual training: $600 per half-day session (3 hours)
  - In-person training: $2,000

Thimble is actively pursuing district contracts through a procurement process. Pending school district contracts include Atlanta, Baltimore, Buffalo, Cartwright, Dallas, Providence, Philadelphia, Fort Bend, Port St. Lucie, Arlington, Richardson, Pasadena, and San Antonio Public Schools.

As of July 2021, we have been awarded district-wide contracts in Dallas, Atlanta, San Antonio, and Cartwright school districts. We also have a statewide contract in New York through BOCES.

For Parents (B2C)

Parents pay $60 per month or $700 per year (70% margins). Kids receive a kit every 3 months. Live and on-demand classes are available 24/7 in our lesson library to help students build their projects at their own pace. (Margins: 70%)

Market

The E-Learning Market Growing to a $275B Opportunity

The E-Learning industry as a whole is projected to grow 17% YoY for the next four years and beyond. It is expected to reach $275 billion globally by the end of 2025, as schools rush to invest in solutions that improve remote learning, address learning loss, and promote STEM education across all grade levels.

Perfect timing: 4 reasons timing is on Thimble's side

1. **COVID Federal relief:** ESSER II Funds are being disbursed to US schools to address the impact of COVID-19 on elementary and secondary schools. (e.g., addressing learning loss via enrichment programs, preparing schools for reopening). Schools have until 2023 to spend these funds.

1. **Schools need help:** Only 45% of US schools teach STEM. Career and technical education (CTE) programs are expected to rise across all grade levels. Current enrollment rates in postsecondary institutions fall short in producing STEM graduates alongside

the widening STEM skills gap. Disinterest in STEM subjects among kids in K-12 also perpetuate the current talent shortage.

1. **Shortage of STEM talent:** Labor needs for innovation continue to rise, creating more STEM jobs. Despite the growth, there are unfilled jobs due to a shortage of available technical professionals, resulting in additional business challenges.

1. **Gender and racial disparities:** 24% of women in the workforce make their living in STEM careers. People of color are 10 times less likely than their white counterparts to obtain STEM degrees. Evolving our society for the better through technology will require a far more diverse talent pool in STEM fields than the alarmingly resilient white and Asian male pool we're currently running with today.

Competition

We're former STEM students and teachers with a knack for hybrid learning

Thimble competes with kit companies, marketplaces, curriculum publishers, and online coding schools

Kit companies (Kiwi, Ozobots) lack live instruction, school curriculum, and usually consist of snap-together parts. This leaves kids wanting a far deeper and more interesting understanding of electronics, engineering, and computer science—which are niche subject areas we teach.

Kit marketplaces (Sparkfun, Adafruit) are overwhelming to navigate and don't provide a roadmap for learning like we do. Their kits are usually not beginner-friendly and are aimed at more seasoned hobbyists, not kids.

Coding schools (Juni Learning, Codecademy) teach basic coding languages through live/self-paced classes, but don't offer hands-on materials which are essential for learning physical computing. They lack the physical manipulatives to keep kids engaged for longer periods of instructional time.

School curriculum providers (Project Lead the Way, Vex Robotics) don't offer a great many STEM kits, and some of the ones they do offer use very basic parts. Modules are outdated, leaving kids short-changed on both hands-on learning and educational depth in these more technical disciplines.

We're not just a kit company—

we're a curriculum provider, teacher trainer, and live instructor all in one. We believe the ease of developing kits, offering live and on-demand classes, and creating a seamless curriculum spanning all grade levels will continue to provide a sustainable advantage.

Vision

A Thimble kit in the hand of every boy and girl

Our focus on preparing girls, underserved kids, and special-needs kids for tomorrow's tech careers means that we are redefining how kids are exposed to technology skills in school. Thimble aims to create a world where kids have the option to consider an education or career path in technology—no matter who and where they are.

Investors

Backed by passionate investors who believe in inspiring tomorrow's tech leaders

Individual Republic investors now have an opportunity to join all of the passionate investors that have been with us since inception.

Allowing everyday investors to become our advocates

Thimble has big plans for the future of STEM education. Our use of funds for this raise is simple:

- Hire more people to accelerate kit and curriculum design across all grade levels to keep up with demand that will increase revenue

- Expand inbound/outbound marketing

- Build out a more robust sales team

Our goal is to serve 10,000 schools during the next 3 years.

Oscar

Passionate about STEM education reform & dedicated to reaching the underserved

Oscar Pedroso—Founder / CEO, Thimble (Buffalo, NY)

Oscar Pedroso is a steadfast entrepreneur who built Thimble from the ground up, while working part-time as a restaurant server and math tutor. He is the founder of Thimble, an education-tech startup making technology education more accessible to kids—particularly girls, students of color, and kids with special needs.

Launched as part of the most successful Kickstarter in Buffalo, NY in 2015, Thimble has reached 20,000 students and 500 teachers in both public/charter schools and homeschools. Thimble has been featured in Fast Company, TechCrunch, Vice, and Forbes.

In March 2017, Oscar won 1st place at SXSW Startup Pitch Competition in the Innovative World category. In 2020, Oscar was a top-five finalist for pitching in Harlem Capital More Equity Pitch Competition and is a graduate of Telluride Venture Accelerator, Learn Launch Accelerator, Halcyon Incubator, AT&T Aspire Accelerator, Seed Spot, StartOut Growth Labs for LGBTQ+ founders, and Y-Combinator's Startup School.

Oscar is a first-generation high school and college graduate, and entrepreneur. His parents hail from San Pedro Sula, Honduras. He entered the education world working as a college admissions officer at the University of Rochester, where he also studied math and economics.

He taught middle school math for 3 years before starting his own tutoring and application consulting business to help students get into the school of their dreams. After observing the many disparities in education, he built GradFly—an online project journal designed to help STEM students document their projects, which he grew to 10,000 students nationwide. Oscar is also a mentor for middle and high school students, having served as a robotics advisor for LEGO Mindstorm and FIRST Robotics teams.

Oscar and his co-founder, Joel Cilli, are on a mission to make tech education more accessible. In 2020, Thimble introduced live and on-demand robotics and coding classes for kids affected by the global pandemic. That same year, Oscar partnered with the Boys & Girls Club of Buffalo and University of Buffalo's Science and Technology Entry Program (STEP). This partnership with Thimble served to encourage minority and economically disadvantaged high school students to pursue careers in medicine and other health related professions.

In 2018, Thimble received a Spark Grant from Buffalo Niagara Medical Campus to create a hands-on engineering program for disadvantaged communities in Buffalo, NY. Oscar has also pitched on the TechCrunch Disrupt stage as part of Startup Battlefield in New York City.

Founders

Our Team

Led by a team as diverse and passionate about education as the parents, teachers, and students we serve

Oscar Pedroso - Founder / CEO, Thimble (Buffalo, NY)

Oscar Pedroso built Thimble from the ground up, while working as a restaurant server and part-time math tutor. He is the Founder and CEO of Thimble - an education-tech business helping students learn robotics, coding, and other technology skills not taught in most schools. Started from scratch in 2015 as part of a Kickstarter campaign, Thimble has served over 20,000 students, 500 teachers, and delivered kits in all 50 states and 30 countries. Oscar graduated from the University of Rochester with degrees in Math and Economics, and serves as a mentor to students involved in FIRST Robotics and LEGO Mindstorms teams. He speaks Spanish and French fluently.

Joel Cilli—Cofounder / Curriculum & Innovation (Pittsburgh, PA)

Joel has been an online teacher for 10 years, specializing in 3D printing, circuit building, and coding for physical computing. As a kid he wanted to build robots and make video games, but his parents and teachers didn't know how to teach him these things. After being in online education, he joined Thimble as cofounder to help students discover the thrill of engineering. He assists with live build-along sessions, professional development, kit creation, lesson writing, and market strategy. In his spare time, he enjoys comic books, board games, and woodworking. Joel has a 3-year boy named James who already enjoys tinkering with electronics.

Patti DiRosa—Student & Teacher Support (Buffalo, NY)

Patti joined Thimble in 2017 and brings over 7 years of experience in customer support, professional development, fulfillment, shipping, and supply chain management. Patti also ensures schools are onboarded onto our platform with ease, and helps train non-STEM educators to ensure they feel comfortable teaching Thimble's STEM curriculum in various environments. In her spare time, she enjoys music, traveling, and making wine.

Mark Bandy—Online Instructor (Los Angeles, CA)

Mark runs Thimble's live build-along classes during weekday evenings. He has a degree in Biomedical engineering from the University of Mississippi. Mark is fascinated with microprocessors and spends his time using microcontrollers such as Arduino and Raspberry Pi. Mark also has a passion for working with disadvantaged communities and finding ways to make tech education more accessible through neighborhood and community-based programs like the Boys and Girls Club and Big Brother, Big Sister programs.

Rayna Yaker—School Procurement Specialist (Denver, CO)

Rayna joined the team in 2020. She is Managing Principal Consultant of RYE Consulting and specializes in procurement. Her background includes a J.D. in Education Policy and M.Ed in Curriculum and Instruction, K-12. Her foundation in education is built upon her experience as a Title 1 classroom teacher and made actionable by over a decade of work in publishing and policy fields. Rayna focuses on engaging clients from Pre-K through Workforce Development, providing support for schools, districts, foundations, and advocacy organizations.

Rebecca Gray—Marketing & Content (Pittsburgh, PA)

Rebecca spearheads marketing and curriculum lesson writing for Thimble's lesson library. Rebecca has a BA in Elementary and Special Needs Education from Geneva College. She also manages Thimble's blog, and is hellbent on writing about topics that improve teachers' experience in and out of the classroom. She's certified in Library Media Science and has 10+ years in a classroom setting. She's also a proud mother of three with an unhealthy Harry Potter obsession.

Team

 Oscar Pedroso   Founder

 Joel Cilli   Head of Curriculum & Instruction

 Rayna Yaker   School Procurement Specialist

 Rebecca Gray   Head of Marketing & Content

 Patti DiRosa   Student & Teacher Support

 Mark Bandy   Online Instructor

Perks

$100	*Support our Mission* A download of our 'Launch a School Makerspace' eBook
$500	*Spark a Student's Love for Tech* One Thimble Creator Set for a student or school of your choice (release date December 2021)
$2,500	*Sponsor a Makerspace* A makerspace set (5 units) of Thimble's Creator Set and full classroom subscription (10 students) to a school library or makerspace of your choice.
$5,000	*Sponsor an After School Program* An after school program set (10 units) of Thimble's Creator Set and full classroom subscription (20 students) to a school of your choice.
$10,000	*Sponsor a Neighborhood Program* A neighborhood program set (15 units) of Thimble's Creator Set Pack and full classroom subscription (30 students) to a neighborhood program of your choice.
$25,000	*Sponsor a School Classroom* A full classroom set of Thimble's Creator Set (20 units) and full classroom subscription (40 students) to a school of your choice.
$50,000	*Sponsor a School* A full school set of Thimble's Creator Set (50 units) and school subscription (100 students) to a school of your choice.
$100,000	*Sponsor a School District* A full school district set of Thimble's Creator Set (100 units) and school district subscription (200 students) to a school district of your choice.

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

 

Company Name	Thimble
Logo	
Headline	Live STEM classes + robotics kits to bring hands-on coding to every school
Hero Image	
Tags	Education system, Latinx Founders, LGBTQ+ Founders, Science, Kids, Edtech, Coming soon, Startups

Pitch text

Summary

- $1.2M in revenue through July '21; (including $300K on Kickstarter in 2015)
- Reached 20,000 students in 300 schools, all 50 states, and 30 countries
- District-wide contracts with Dallas, Atlanta, San Antonio ($3M potential)
- Making tech education accessible to girls, POC, and kids w/ special needs
- Innovative, hands-on STEM kits paired with live + on-demand classes
- Alum of Learn Launch, Halcyon, AT&T Aspire, SeedSpot, and StartOut Programs
- Partners include Code.org, Boys & Girls Club, and Smithsonian

Problem

US schools are not providing high quality coding and engineering instruction in their classrooms—and parents are unprepared to fill that gap

COVID shut down 95% of US schools—creating 12+ months of learning loss for low income students, and setting national STEM achievement even further behind.

How did we get here? Data tells us repeatedly that schools don't have the tools, curriculum, and/or trained faculty to teach the necessary skills for success in STEM fields. Without modernized training, teachers are offering ineffective, outdated tech curriculums.

Parents and teachers don't have the time or expertise to address the student learning gap on their own. They need an easy-to-implement solution to remediate and engage students in STEM in more meaningful ways.

Many critics see these issues as a structural flaw in our education system. Thimble sees an opportunity. We've created a dynamic, out-of-the-box solution to revolutionize coding and engineering instruction for K–12 students at school, and at home.

Solution

Thimble: Making STEM learning easy and accessible to tomorrow's tech leaders

Live classes taught by experts, paired with fully equipped robotics kits

In just under 5 years, Thimble has helped over 1500 families and 300 public schools introduce kids to education and career paths in robotics, coding, and engineering—subjects often left out of curriculum models. We deliver this instruction in two ways:

1. Group learning through school classrooms and after-school programming.

2. Direct to individual subscribers in their homes.

Solution for Schools

Thimble provides an all-in-one solution for launching or expanding existing STEM programs across all grade levels. Our hybrid design allows for safe access at home or in the classroom.

- **What's provided:** Standards-aligned curriculum, ready-to-teach lessons, classroom kits, staff training, 24/7 access to our illustrated, online lesson library with step-by-step instructions, and assessments.

- **Where it can be used:** STEM classes, after-school programs, summer camps, hybrid programs, libraries, makerspaces, neighborhood and community-based programs.

Solution for Parents

Thimble provides a monthly subscription service that teaches kids robotics and coding skills through live and on-demand classes, without requiring parents to have prior base knowledge. Project-based kits are delivered every three months and live classes are held twice a week - taught by passionate, trusted technology teachers. See how one California family is using Thimble as a STEM solution for their child.

Product

16 Reusable STEM kits paired with curriculum and professional development

Our platform consists of 3 main elements:

1. **Kits**

    - 16 kits are one component of a 4-tiered curriculum.

    - Kits are equipped with the best quality components to complete the build.

    - Kits are reusable and shareable (1-2 students per kit)

1. **Classes**

    - Live, interactive classes are hosted by TechEd Experts twice a week during after school hours.

    - Pre-recorded video lessons are available on-demand, 24/7 for self-exploration at home or at school.

1. **Professional Training**

    - To prepare educators and program coordinators to implement Thimble's curriculum.

    - Available in-person or virtually, to ensure that even a teacher with no prior coding experience is comfortable using Thimble in their classroom.

Traction

20K students impacted

1,500 parent subscribers, 300 middle- and high-school contracts—and growing.

$1.2M in total revenue through July 2021.

Since launch, we've shipped thousands of units directly to family homes and schools. This has helped demonstrate proof of concept in both B2C and B2B markets. However, we plan to focus exclusively on building our school pipeline to $3.7M in growth accounts. We believe schools are where we can create the most impact.

We've also engaged partner orders, and currently have a backlog of 10k units to prepare for distribution. With the government providing $56B in COVID relief funds to address learning loss, we expect sales to schools to grow exponentially over the next several years.



5 years of Social Impact

300 public schools and counting

In 2015, when Oscar launched Thimble, he set a goal to impact 100 schools with free and reduced lunch programs by 2020. To date, Thimble has reached over 300 schools with free and reduced lunch programs—crushing his personal goal.

At the time, the misconception was that public/charter schools would not have neither the funds, nor the bandwidth to support STEM programs. Oscar knew this was not the case. In 2018, he received a state-wide contract in New York through BOCES to work with public schools in need of developing STEM programs. By 2019, the Thimble team met their goal of serving 300 schools—80% with free and reduced lunch programs.

Customers

Thimble helps parents, public schools, and after-school programs

for at-risk youth, girls, and underrepresented student demographics in STEM

Schools, nonprofits, and parents form Thimble's primary client base. Adopters of the company's products and services generally fall into one of five categories:

- **Forward-thinking Schools:** These are progressive, STEM-focused schools with state-funded budgets that support innovation in the classroom. Silver Creek and Amherst School Districts, two of Thimble's first customers, fit into this category.

- **Educational Support Agencies (ESAs):** School districts sometimes buy through ESAs and get partially reimbursed for their purchase. Thimble has a statewide contract with BOCES in New York. Thimble recently submitted RFP proposals to become an approved vendor in Atlanta, Baltimore, Dallas, Philadelphia, Providence, Arlington, Port St. Lucie, San Antonio, Arlington, and Fort Bend School Districts.

- **Distributors and Publishers:** These companies focus on selling to schools and use Thimble as part of their solution package. Eduporium and iDesign are examples.

- **Corporate Social Responsibility:** Corporations such as National Grid and Capital One have company missions that support STEM and workforce development; they create community grants that grant scholarships to students participating in Thimble programs.

- **Tech-forward Parents:** Parents make up a significant portion of our sales and are comprised of 'Generation X' moms and 'tech' dads. Many of these orders are made on our website or on Amazon.

Business Model

Recurring revenue with 4x growth over the next 2 years

For Schools (B2B)

Elementary, middle, and high schools pay an annual recurring fee made up of 3 components:

- **Kit fee**

  - $149 / kit (reusable)
  - 2-15% discount based on volume
- **Recurring software license fee**

  - $28 per student seat per year
  - Includes 24/7 access to lessons, pre-recorded videos, quizzes, and assessments
- **Professional development fee**

  - Virtual training: $600 per half-day session (3 hours)
  - In-person training: $2,000

Thimble is actively pursuing district contracts through a procurement process. Pending school district contracts include Atlanta, Baltimore, Buffalo, Cartwright, Dallas, Providence, Philadelphia, Fort Bend, Port St. Lucie, Arlington, Richardson, Pasadena, and San Antonio Public Schools.

As of July 2021, we have been awarded district-wide contracts in Dallas, Atlanta, San Antonio, and Cartwright school districts. We also have a statewide contract in New York through BOCES.

For Parents (B2C)

Parents pay $60 per month or $700 per year (70% margins). Kids receive a kit every 3 months. Live and on-demand classes are available 24/7 in our lesson library to help students build their projects at their own pace. (Margins: 70%)

Market

The E-Learning Market Growing to a $275B Opportunity

The E-Learning industry as a whole is projected to grow 17% YoY for the next four years and beyond. It is expected to reach $275 billion globally by the end of 2025, as schools rush to invest in solutions that improve remote learning, address learning loss, and promote STEM education across all grade levels.

Perfect timing: 4 reasons timing is on Thimble's side

1. **COVID Federal relief:** ESSER II Funds are being disbursed to US schools to address the impact of COVID-19 on elementary and secondary schools. (e.g., addressing learning loss via enrichment programs, preparing schools for reopening). Schools have until 2023 to spend these funds.

1. **Schools need help:** Only 45% of US schools teach STEM. Career and technical education (CTE) programs are expected to rise across all grade levels. Current enrollment rates in postsecondary institutions fall short in producing STEM graduates alongside

the widening STEM skills gap. Disinterest in STEM subjects among kids in K-12 also perpetuate the current talent shortage.

1. **Shortage of STEM talent:** Labor needs for innovation continue to rise, creating more STEM jobs. Despite the growth, there are unfilled jobs due to a shortage of available technical professionals, resulting in additional business challenges.

1. **Gender and racial disparities:** 24% of women in the workforce make their living in STEM careers. People of color are 10 times less likely than their white counterparts to obtain STEM degrees. Evolving our society for the better through technology will require a far more diverse talent pool in STEM fields than the alarmingly resilient white and Asian male pool we're currently running with today.

Competition

We're former STEM students and teachers with a knack for hybrid learning

Thimble competes with kit companies, marketplaces, curriculum publishers, and online coding schools

Kit companies (Kiwi, Ozobots) lack live instruction, school curriculum, and usually consist of snap-together parts. This leaves kids wanting a far deeper and more interesting understanding of electronics, engineering, and computer science—which are niche subject areas we teach.

Kit marketplaces (Sparkfun, Adafruit) are overwhelming to navigate and don't provide a roadmap for learning like we do. Their kits are usually not beginner-friendly and are aimed at more seasoned hobbyists, not kids.

Coding schools (Juni Learning, Codecademy) teach basic coding languages through live/self-paced classes, but don't offer hands-on materials which are essential for learning physical computing. They lack the physical manipulatives to keep kids engaged for longer periods of instructional time.

School curriculum providers (Project Lead the Way, Vex Robotics) don't offer a great many STEM kits, and some of the ones they do offer use very basic parts. Modules are outdated, leaving kids short-changed on both hands-on learning and educational depth in these more technical disciplines.

We're not just a kit company—

we're a curriculum provider, teacher trainer, and live instructor all in one. We believe the ease of developing kits, offering live and on-demand classes, and creating a seamless curriculum spanning all grade levels will continue to provide a sustainable advantage.

Vision

A Thimble kit in the hand of every boy and girl

Our focus on preparing girls, underserved kids, and special-needs kids for tomorrow's tech careers means that we are redefining how kids are exposed to technology skills in school. Thimble aims to create a world where kids have the option to consider an education or career path in technology—no matter who and where they are.

Investors

Backed by passionate investors who believe in inspiring tomorrow's tech leaders

Individual Republic investors now have an opportunity to join all of the passionate investors that have been with us since inception.

Allowing everyday investors to become our advocates

Thimble has big plans for the future of STEM education. Our use of funds for this raise is simple:

- Hire more people to accelerate kit and curriculum design across all grade levels to keep up with demand that will increase revenue

- Expand inbound/outbound marketing

- Build out a more robust sales team

Our goal is to serve 10,000 schools during the next 3 years.

Oscar

Passionate about STEM education reform & dedicated to reaching the underserved

Oscar Pedroso—Founder / CEO, Thimble (Buffalo, NY)

Oscar Pedroso is a steadfast entrepreneur who built Thimble from the ground up, while working part-time as a restaurant server and math tutor. He is the founder of Thimble, an education-tech startup making technology education more accessible to kids— particularly girls, students of color, and kids with special needs.

Launched as part of the most successful Kickstarter in Buffalo, NY in 2015, Thimble has reached 20,000 students and 500 teachers in both public/charter schools and homeschools. Thimble has been featured in Fast Company, TechCrunch, Vice, and Forbes.

In March 2017, Oscar won 1st place at SXSW Startup Pitch Competition in the Innovative World category. In 2020, Oscar was a top-five finalist for pitching in Harlem Capital More Equity Pitch Competition and is a graduate of Telluride Venture Accelerator, Learn Launch Accelerator, Halcyon Incubator, AT&T Aspire Accelerator, Seed Spot, StartOut Growth Labs for LGBTQ+ founders, and Y-Combinator's Startup School.

Oscar is a first-generation high school and college graduate, and entrepreneur. His parents hail from San Pedro Sula, Honduras. He entered the education world working as a college admissions officer at the University of Rochester, where he also studied math and economics.

He taught middle school math for 3 years before starting his own tutoring and application consulting business to help students get into the school of their dreams. After observing the many disparities in education, he built GradFly—an online project journal designed to help STEM students document their projects, which he grew to 10,000 students nationwide. Oscar is also a mentor for middle and high school students, having served as a robotics advisor for LEGO Mindstorm and FIRST Robotics teams.

Oscar and his co-founder, Joel Cilli, are on a mission to make tech education more accessible. In 2020, Thimble introduced live and on-demand robotics and coding classes for kids affected by the global pandemic. That same year, Oscar partnered with the Boys & Girls Club of Buffalo and University of Buffalo's Science and Technology Entry Program (STEP). This partnership with Thimble served to encourage minority and economically disadvantaged high school students to pursue careers in medicine and other health related professions.

In 2018, Thimble received a Spark Grant from Buffalo Niagara Medical Campus to create a hands-on engineering program for disadvantaged communities in Buffalo, NY. Oscar has also pitched on the TechCrunch Disrupt stage as part of Startup Battlefield in New York City.

Founders

Our Team

Led by a team as diverse and passionate about education as the parents, teachers, and students we serve

Oscar Pedroso - Founder / CEO, Thimble (Buffalo, NY)

Oscar Pedroso built Thimble from the ground up, while working as a restaurant server and part-time math tutor. He is the Founder and CEO of Thimble - an education-tech business helping students learn robotics, coding, and other technology skills not taught in most schools. Started from scratch in 2015 as part of a Kickstarter campaign, Thimble has served over 20,000 students, 500 teachers, and delivered kits in all 50 states and 30 countries. Oscar graduated from the University of Rochester with degrees in Math and Economics, and serves as a mentor to students involved in FIRST Robotics and LEGO Mindstorms teams. He speaks Spanish and French fluently.

Joel Cilli—Curriculum & Innovation (Pittsburgh, PA)

Joel has been an online teacher for 10 years, specializing in 3D printing, circuit building, and coding for physical computing. As a kid he wanted to build robots and make video games, but his parents and teachers didn't know how to teach him these things. After being in online education, he joined Thimble as cofounder to help students discover the thrill of engineering. He assists with live build-along sessions, professional development, kit creation, lesson writing, and market strategy. In his spare time, he enjoys comic books, board games, and woodworking. Joel has a 3-year boy named James who already enjoys tinkering with electronics.

Patti DiRosa—Student & Teacher Support (Buffalo, NY)

Patti joined Thimble in 2017 and brings over 7 years of experience in customer support, professional development, fulfillment, shipping, and supply chain management. Patti also ensures schools are onboarded onto our platform with ease, and helps train non-STEM educators to ensure they feel comfortable teaching Thimble's STEM curriculum in various environments. In her spare time, she enjoys music, traveling, and making wine.

Mark Bandy—Online Instructor (Los Angeles, CA)

Mark runs Thimble's live build-along classes during weekday evenings. He has a degree in Biomedical engineering from the University of Mississippi. Mark is fascinated with microprocessors and spends his time using microcontrollers such as Arduino and Raspberry Pi. Mark also has a passion for working with disadvantaged communities and finding ways to make tech education more accessible through neighborhood and community-based programs like the Boys and Girls Club and Big Brother, Big Sister programs.

Rayna Yaker—School Procurement Specialist (Denver, CO)

Rayna joined the team in 2020. She is Managing Principal Consultant of RYE Consulting and specializes in procurement. Her background includes a J.D. in Education Policy and M.Ed in Curriculum and Instruction, K-12. Her foundation in education is built upon her experience as a Title 1 classroom teacher and made actionable by over a decade of work in publishing and policy fields. Rayna focuses on engaging clients from Pre-K through Workforce Development, providing support for schools, districts, foundations, and advocacy organizations.

Rebecca Gray—Marketing & Content (Pittsburgh, PA)

Rebecca spearheads marketing and curriculum lesson writing for Thimble's lesson library. Rebecca has a BA in Elementary and Special Needs Education from Geneva College. She also manages Thimble's blog, and is hellbent on writing about topics that improve teachers' experience in and out of the classroom. She's certified in Library Media Science and has 10+ years in a classroom setting. She's also a proud mother of three with an unhealthy Harry Potter obsession.

Team

 Oscar Pedroso   Founder

 Joel Cilli   Head of Curriculum & Instruction

 Rayna Yaker   School Procurement Specialist

 Rebecca Gray   Head of Marketing & Content

 Patti DiRosa   Student & Teacher Support

 Mark Bandy   Online Instructor

Perks

| $100 | *Support our Mission* A download of our 'Launch a School Makerspace' eBook |

| $500 | *Spark a Student's Love for Tech* One Thimble Creator Set for a student or school of your choice (release date December 2021) |

| $2,500 | *Sponsor a Makerspace* A makerspace set (5 units) of Thimble's Creator Set and full classroom subscription (10 students) to a school library or makerspace of your choice. |

| $5,000 | *Sponsor an After School Program* An after school program set (10 units) of Thimble's Creator Set and full classroom subscription (20 students) to a school of your choice. |

| $10,000 | *Sponsor a Neighborhood Program* A neighborhood program set (15 units) of Thimble's Creator Set Pack and full classroom subscription (30 students) to a neighborhood program of your choice. |

| $25,000 | *Sponsor a School Classroom* A full classroom set of Thimble's Creator Set (20 units) and full classroom subscription (40 students) to a school of your choice. |

| $50,000 | *Sponsor a School* A full school set of Thimble's Creator Set (50 units) and school subscription (100 students) to a school of your choice. |

| $100,000 | *Sponsor a School District* A full school district set of Thimble's Creator Set (100 units) and school district subscription (200 students) to a school district of your choice. |

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering. |

Email 1

[Subj.]: Let's Take Things to the Next Level

[Body]: As a Thimble customer, you've helped us provide education opportunities for thousands of students across the globe. Through subscriptions like yours, as well as our partnerships with schools, camps, maker spaces, and community programs, Thimble has reached over 20,000 students and 500 teachers in both public and charter schools.

Now, with new challenges brought about by the COVID pandemic, our commitment to provide STEM education is stronger than ever. To bring our efforts to the next level, we're excited to announce that **Thimble is launching a crowdfunding campaign with Republic!**

This campaign will help us scale to keep up with growing demand as schools manage the learning loss created by the pandemic. But as we prepare for the future, we're keeping in mind the story we've built so far:

- Thimble provides tech education accessible to girls, underserved kids, and kids with special needs
- We offer innovative, hands-on STEM kits paired with live + on-demand classes
- $1.2M in revenue to date ($300K on Kickstarter in 2015)
- Thimble is a graduate of Learn Launch, Halcyon, AT&T Aspire, SeedSpot, and StartOut Programs
- Our partners include Code.org, Boys & Girls Club, Smithsonian, Boston Children's Museum

In a year marked by distance learning, you helped us make students feel connected and engaged. Now, we hope you'll continue our journey together as we take this next step in meeting students where they are.

To receive updates on Thimble's upcoming crowdfunding campaign, subscribe here.

Email 2

[Subj.]: You Can Help Provide Hands-On STEM for Students In Need

[Body]: As part of the Thimble community, you've helped us make a difference in thousands of students' lives. In just a few days, you'll have the opportunity to be a part of increasing our impact.

With an education system completely upended by the COVID pandemic, parents and teachers are looking for solutions to bring their students back up to speed. By providing easy-to-implement learning tools, Thimble addresses this issue head-on, keeping students actively engaged in learning both inside and outside the classroom.

And you can help us.

Through Thimble's upcoming **crowdfunding campaign with Republic,** we will be able to hire more people to accelerate kit and curriculum design, expand our marketing efforts, and build out a more robust sales team.

Did you know:

- Due to COVID, 97% of U.S. schools shut down or went hybrid, creating 12+ months of learning loss and setting national STEM achievement even further behind.
- Experts predict that the amount of learning loss created by the pandemic will persist for at least five years, if not more.
- **Parents** and **teachers** don't have the time or expertise to address the student learning gap on their own. They need an easy-to-implement solution to remediate and engage students in STEM in more meaningful ways.
- Many critics see these issues as a structural flaw in our education system. Thimble sees an opportunity. We've created a dynamic, out-of-the-box solution to revolutionize coding and engineering instruction for K12 students at school, **and** at home.

At Thimble, we see the unprecedented challenges brought about by COVID as an opportunity to do something big. By making technology and coding information more accessible, especially to underrepresented students including girls and kids with special needs, we are shaping the next generation of tech leaders. And we hope you'll join us.

To be part of helping students across the globe, subscribe to updates on Thimble's Republic crowdfunding campaign <mark>here</mark>.

Email 3

[Subj.]: Today's The Day! Help Us Continue Our Global Impact

[Body]: The day is finally here: Thimble's crowdfunding campaign with Republic is <mark>live</mark>! If you're able to invest, your contribution can have a global impact on students' lives. By donating as little as $100, you can help us address a critical learning loss brought about by the COVID pandemic, as well as continue to help underprivileged students access STEM education.

If you're unable to invest, then sharing this opportunity with others is still a meaningful way of scaling our impact. Through this campaign, Thimble will be able to bring our efforts to the next level by accelerating STEM kit and curriculum design, hiring more team members, and spreading awareness of the services we provide.

How you can help:

- **Visit Thimble's Republic page** to learn more about this campaign, ask us questions, and make your donation!
- **Share our Republic page on social media!** We understand if you are unable to donate at this time -- spreading the word is another way of supporting our cause.
- **Tell your friends and family about this opportunity to make a difference in students' lives.** The cool thing about crowdfunding is that anybody can be a part of

helping us reach students and educators everywhere.

Since 2015, Thimble has helped over 1500 families and 300 public schools introduce kids to education and career paths in robotics, coding, and engineering. Now, we're ready to take things to the next level -- but **we can't do it alone.**

To continue bringing Thimble to students who need it the most, we look to you, the Thimble community, to help us. If you're able to, please consider donating to this campaign. An investment in Thimble's long-term growth is an investment in the lives of future leaders everywhere.

Donate, share, and learn more about Thimble's crowdfunding campaign here.

 **Thimble.io**
Published by HubSpot ❓ · August 11 · 🌐   •••

We're ecstatic to launch an investment opportunity. This opportunity is perfect for those wanting to help get STEM to kids. Does this sound like you? If so, stay tuned for more information on this investment opportunity!

#STEM #STEMEducation #Education



 **Thimble**

WANT TO HELP GET STEM TO KIDS?

Stay tuned for information on an upcoming investment opportunity

 **Republic**

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1mo • 🌐

Help us close the Covid learning gaps with hands-on STEM education for kids. Join our campaign to help youth learn the skills they need to succeed in our 21st-century economy.
#STEM #InvestInSTEM #InvestInThimble

 **Thimble**

Want to invest in kids?

 Republic



Thimble.io



Published by HubSpot ❷ · August 13 · 🌐

The COVID learning gaps affect millions of kids this year, leading to a whole range of secondary problems. At Thimble, we want everyone to learn how to build and create with confidence and enthusiasm.

#STEM #InvestInSTEM #InvestInThimble